Exhibit 99.1

CI Financial to Acquire Portola Partners, a Leading US$5.2-Billion Silicon Valley Wealth Manager

Firm specializes in meeting the complex financial needs of tech founders, executives and other ultra-high-net-worth investors

TORONTO & MENLO PARK, Calif.--(BUSINESS WIRE)--September 14, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) and Portola Partners Group LLC (“Portola Partners” or “Portola”) today announced an agreement under which CI will acquire Portola Partners, a Silicon Valley wealth management firm specializing in meeting the distinct needs of ultra-high-net-worth families.

Portola Partners manages US$5.2 billion in assets and provides comprehensive investment and wealth planning solutions to respected families with complex, unique requirements. It has developed substantial expertise at the intersection of investments and tax, wealth transfer, estate and charitable planning. Many of Portola’s clients live in the San Francisco Bay area and include technology company founders, executives and venture capitalists.

“Portola’s expertise and client focus have earned them the loyalty and trust of some the country’s most successful wealth creators, and we are thrilled to have the team join CI,” said Kurt MacAlpine, CI Chief Executive Officer. “Portola has developed wide-ranging capabilities to address the multifaceted needs of ultra-high-net-worth families, from intellectually rigorous, endowment-style investment management to complex tax planning to a wide range of family office services. The Portola team and model will be valuable in fostering the development of our ultra-high-net-worth offering across CI Private Wealth.”

“Joining with such a premier group is a big step forward in delivering on our two-part mission, doing what is right for our deeply valued clients and for our exceptional team,” said Zack Herlick, Portola Co-Managing Partner. “CI’s quality and scale will allow us to broaden and deepen the array of best-in-class services we offer to discerning families with sophisticated needs and wants.”

“CI Private Wealth’s wisely crafted professional services partnership model provides an unusually attractive, long-term growth opportunity for our future generations of advisors and leaders,” said Steve Rehmus, Portola Co-Managing Partner. “We have been very impressed with the quality of our new colleagues at CI and at the other well-managed, healthily growing CI Private Wealth firms. This highly professional and collegial group is well suited to deliver on CI’s strategic vision to build the leading private wealth platform in North America.”

With this transaction, CI expands its presence into the San Francisco Bay Area, an important region of technology-driven wealth creation.

Following the completion of this and other outstanding acquisitions, CI’s U.S. wealth management assets are expected to reach approximately US$82 billion (C$103 billion), with CI’s total assets globally reaching approximately US$263 billion (C$331 billion).

Alston & Bird LLP served as legal advisor to Portola and Berkshire Global Advisors LP served as financial advisor to Portola. CI’s legal advisor was Hogan Lovells US LLP. This transaction is expected to close later this month, subject to regulatory approval and other customary closing conditions. Financial terms were not disclosed.

All financial amounts are as of August 31, 2021.

About Portola Partners

Portola Partners provides sophisticated investment advice and integrated comprehensive planning to respected families, foundations and endowments, many of whom have made and continue to make significant contributions to the world. The firm is distinguished by the quality and experience of its team. Senior team members have worked closely together for over a decade and lead a group of almost 30 professionals. Headquartered in the heart of Silicon Valley, Portola serves clients in the San Francisco Bay Area and across the United States.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$320.4 billion (US$253.9 billion) in client assets as of August 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Radnor Financial Advisors, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of Portola Partners and Budros, Ruhlin & Roe, Inc. will be completed and their asset levels will remain stable that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com